UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-15477

CUSIP NUMBER 577767106

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

MAXWELL TECHNOLOGIES, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

3888 Calle Fortunada
Address of Principle Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Maxwell Technologies, Inc. (the "Company") has determined that it is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2013 within the prescribed time period without unreasonable effort or expense. In addition, the Company has not yet filed its annual report on Form 10-K for the year ended December 31, 2012.
As discussed in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2013, the Company is in the process of restating its previously issued financial statements contained in its annual report on Form 10-K for the year ended December 31, 2011, and all unaudited quarterly reports on Form 10-Q for 2011 and 2012 (collectively, the "Prior Periods") as a result of errors relating to the timing of recognition of revenue from sales to certain distributors. The Company is not able to complete its financial statements for the year ended December 31, 2012, or subsequent interim periods in 2013, until the process of restating its previously issued financial statements for the Prior Periods has been completed.
Further, as discussed in the Company's current report on Form 8-K filed with the SEC on April 2, 2013, following the resignation of its previous independent registered public accounting firm, the Company's audit committee engaged BDO USA, LLP (“BDO”) as its new independent registered public accounting firm for the fiscal years ending December 31, 2010, 2011, 2012 and 2013. The Company will not be able to file its annual report on Form 10-K for the year ended December 31, 2012, or subsequent quarterly reports for interim periods in 2013, until it has determined the impact of the restatement to its financial statements, and BDO has completed its audit and review procedures for these financial statements.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin S. Royal, Chief Financial Officer	858	503-3300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2013, the audit committee of the Company's board of directors concluded on March 1, 2013, that the Company's previously issued financial statements for the Prior Periods, as well its selected financial data for the related periods, should no longer be relied upon because of errors in those financial statements. The errors relate to the timing of recognition of revenue from sales to certain distributors.
In addition to the financial statements for the Prior Periods, related press releases furnished on current reports on Form 8-K, reports and stockholder communications describing its financial statements for the Prior Periods and the report of the Company's former independent registered public accounting firm, McGladrey LLP (formerly McGladrey & Pullen, LLP), related to the year ended December 31, 2011, should no longer be relied upon.
The conclusion that the financial statements for the Prior Periods cannot be relied upon is the result of an investigation by the Company's audit committee, with the assistance of independent outside counsel and forensic accountants. The investigation commenced following receipt of information concerning potential recognition of revenue prior to the satisfaction of certain of the criteria required to be met to recognize revenue.
The investigation discovered arrangements with certain distributors regarding the payment terms for sales to such distributors with respect to certain transactions. These arrangements had not been communicated to the Company's finance and accounting department and, therefore, had not been considered when recording revenue on shipments to these distributors. Based on the terms of the agreements with these distributors as they were known to the Company's finance and accounting department, it had been the policy to account for revenue related to shipments to these distributors as title passed to the distributor at either shipment from the Company's facilities or receipt at the distributor's facility, assuming all other revenue recognition criteria had been achieved. As a result of the arrangements discovered during the investigation, the Company does not believe that a fixed or determinable sales price existed at the time of shipment to these distributors, nor was collection reasonably assured, at least with respect to certain transactions. Therefore, the revenue from such sales should not have been recognized at the time of shipment to these distributors.
In its current report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2013 and press release of the same date, the Company provided its then-current estimates of the impact to the Prior Periods of correcting these errors as follows:
The Company believes that the impact to the Prior Periods of correcting the errors in revenue recognition related to sales transactions to these distributors will be to decrease previously reported revenues and profits for 2011 and the first three quarters of 2012, and to increase revenue and profits by the same amounts in subsequent periods.

The Company believes that the restatement of revenue related to these distributors will decrease previously reported revenues for fiscal year 2011 by approximately $6.5 million and decrease revenues in the first three quarters of 2012 by approximately $5.5 million in the aggregate.
The Company also believes that the restatement of revenue related to these distributors will result in shipments to these distributors for which title has passed to the distributor, but for which the revenue recognition criteria has not been fully achieved, of approximately $12.0 million as of September 30, 2012. Of the shipments to these distributors that had not been collected as of September 30, 2012, and therefore should not have been recognized as revenue, the Company collected $4.6 million in the fourth quarter of 2012 and $3.0 million to date in the first quarter of 2013, leaving $4.4 million outstanding that will be recognized as revenue as the Company receives payments in the future.
To date, the Company has collected an additional $2.3 million related to these shipments, leaving $2.1 million outstanding that will be recognized in the future as payments are received.
The Company has also determined that two of the distributors described above were granted general rights of return with respect to certain transactions.  These rights of return will result in a further decrease to previously reported revenue for 2011 and the first three quarters of 2012.  These decreases in previously reported revenue will result in a corresponding increase as of September 30, 2012, in shipments to these distributors for which title has passed to the distributor, but for which the revenue recognition criteria have not been fully achieved.
The Company is in the process of evaluating deficiencies in its internal controls over financial reporting and has preliminarily concluded that it has material weaknesses in its internal controls over financial reporting related to the identification and evaluation of revenue transactions which deviate from contractually established payment terms and therefore has preliminarily concluded that its internal controls over financial reporting and disclosure are not effective. The Company intends to design and implement controls to remediate these deficiencies.
As a result of the investigation, certain employees were terminated and the Company's Sr. Vice President of Sales and Marketing resigned.
As discussed in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2013, on April 1, 2013 the audit committed engaged BDO USA, LLP (“BDO) as the Company's new independent registered public accounting firm for the fiscal years ending December 31, 2010, 2011, 2012 and 2013.
The Company, including the audit committee, has discussed the foregoing matters with its independent registered public accounting firm, BDO. The audit committee has authorized and directed the officers of the Company to take the appropriate and necessary actions to restate its financial statements for the Prior Periods. The Company intends to file restated financial statements for the Prior Periods as soon as reasonably practicable.

Forward Looking Statements
Information in this Form 12b-25 regarding the status and determinations resulting from our audit committee's independent investigation, as well as other expectations and beliefs, are forward-looking statements that involve risks and uncertainties. These statements include statements regarding the effects of the restatement of our past financial statements and the effects of the restatement on past and future results of operations and revenues; and the expected timing of filing of our required periodic reports. All forward-looking statements included in this Form 12b-25 are based upon information available to us as of the date of this Form 12b-25, which may change, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, among others, the final conclusions of the audit committee (and the timing of such conclusions) concerning matters relating to the independent investigation, the discovery of additional information relevant to the independent investigation, any additional conclusions of the audit committee (and the timing of such conclusions) concerning matters relating to our revenue recognition, the timing of the review by, and the conclusions of, our independent registered public accounting firm regarding our revenue recognition and related accounting, accounting adjustments to our financial statements for certain periods, the application of accounting or tax principles in an unanticipated manner, an unanticipated delay in the preparation and filing of our required reports with the SEC or an inability to meet the requirements of the NASDAQ Global Market for continued listing of our shares and other risks detailed from time to time in our SEC reports and filings, including our annual report on Form 10-K, filed on February 16, 2012 and subsequent quarterly reports on Form 10-Q.

The independent investigation of the audit committee is ongoing, and the determinations discussed in this Form 12b-25 are preliminary. In addition, the investigation and possible conclusions have had and may in the future have an impact on the amount and timing of revenue; accounting adjustments to our financial statements for the periods in question; our ability to file required reports with the SEC on a timely basis; our ability to meet the requirements of the NASDAQ Global Market for continued listing of our shares; potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for us resulting from any accounting adjustments or other factors.

MAXWELL TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2013	By:	/s/ Kevin S. Royal
Kevin S. Royal Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.